UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2013 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Orckit") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

Result of Meeting of Series A Note Holders

On April 30, 2013, the trustee of Orckit’s Series A notes published the results of a meeting held by the Series A note holders, as follows:

1.   The proposal to authorize the trustee to initiate legal proceedings (including involuntary liquidation proceedings) against Orckit was not approved; and

2.   The proposal to request that Orckit redeem the secured notes held by two funds affiliated with Hudson Bay Capital in the aggregate principal amount of $5 million was approved (see Orckit's report on Form 6-K/A filed on March 14, 2013).

Proposed Arrangement with Note Holders

In addition, on April 30, 2013, following prior discussions on the terms of a possible arrangement providing for the retirement in full of Orckit's Series A notes and Series B notes, Orckit presented to its note holders its final proposed terms for such an arrangement (the "Arrangement"). Orckit has been informed that the trustees of both series of notes support the appointment of an expert on behalf of the court to opine on the terms of the Arrangement.

The terms of the Arrangement are as follows:

In exchange for the notes and the full retirement thereof, each note holder would receive consideration that consists of four elements:  (i) a cash payment, (ii) shares of Networks3 Inc. (the company that has agreed to purchase Orckit's patents pursuant to a Strategic Investment Agreement; see Orckit's report on Form 6-K/A filed on March 14, 2013), (iii) shares of Orckit and (iv) warrants to purchase shares of Orckit, all as described below:

1. Cash Payment

The cash payment would be in the amount of $5 million, which is the amount of consideration that Orckit is entitled to receive from Networks3 Inc. upon the closing of the patent sale under the Strategic Investment Agreement (the “Fixed Amount”).

In addition to the Fixed Amount, the cash payment would include:

•
$1.0 million, which reflects the excess sum expected to be in Orckit’s account on June 30, 2013, above the minimum balance that is required as a condition to the closing of the transaction with Networks3 (the “Excess Amount”); and

•
$1.0 million, which would be invested by an external investor as a condition to the Arrangement. If this condition is not satisfied, the Arrangement would not have to be consummated, but it would not constitute a breach by Orckit.

2. 10% of Networks3 Shares

Shares of common stock constituting 10% of Networks3’s outstanding capital stock. For the purpose of this proposal, the value of these shares to the note holders is deemed to be $1.0 (one dollar). It is contemplated that these shares would be held in escrow and any future proceeds arising therefrom upon the sale of shares or the payment of dividends would be allocated among the note holders on a pro rata basis.

3. Orckit Shares

The outstanding debt under the notes, after the payments described in paragraphs 1 and 2 above, would be converted to ordinary shares of Orckit at the price of $0.52 per share. This price is the same price per share at which Networks3 committed to invest $2.5 million in Orckit pursuant to the Strategic Investment Agreement.

4. Orckit Warrants

The note holders would receive, together with each ordinary share of Orckit pursuant to paragraph 3 above, two warrants, each exercisable for one ordinary share of Orckit at the price of $0.52 per share, for a period of four years.

Miscellaneous

Orckit would undertake, for a period of four years, not to issue shares or any other securities exercisable for or convertible into shares at a price lower than $0.52 per share.

As of the consummation of the Arrangement, all the parties to the Arrangement (Orckit, the note holders, the trustees and the officers and directors of Orckit) would waive any claim or remedy against one another arising on or prior to such time, including any claim or remedy with respect to the Arrangement.

Conditions Precedent

The Arrangement is subject to the satisfaction of the following material conditions:

•	The approval of the Series A note holders, the Series B note holders and Orckit's shareholders pursuant to Section 350 of the Israeli Companies Law; and

•	The approval of the Israel Securities Authority, the Tel Aviv Stock Exchange and the Tel Aviv District Court.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the risk that the Arrangement will not be approved by all the applicable stakeholders of the Company, the Court, the Israel Securities Authority and the Tel Aviv Stock Exchange, that challenges by third parties or other events outside the control of the Company would delay the implementation of the Arrangement and result in its termination, and the risk factors detailed in the Company's U.S. Securities and Exchange Commission filings, including but not limited to, those included in its Annual Report on Form 20-F filed on April 29, 2013. Actual results may materially differ from those set forth in this press release. The Company assumes no obligation to update the information in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: May 1, 2013	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer